Exhibit 23
CONSENT OF INDEPDENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Unisys Corporation Savings Plan:
We consent to the incorporation by reference in the registration statement (No. 333-192040) on Form S-8 of Unisys Corporation of our report dated June 22, 2018, with respect to the statements of net assets available for benefits of the Unisys Corporation Savings Plan as of December 31, 2017 and 2016, and the related statements of changes of net assets available for benefits for the years then ended and the related notes (collectively, the "financial statements"), and the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2017, which appears in the December 31, 2017 annual report on Form 11-K of the Unisys Corporation Savings Plan.

/s/ KPMG LLP
Philadelphia, PA
June 22, 2018